Contact

www.linkedin.com/in/jia-weedon-5b792a24b (LinkedIn)

Top Skills

Terraform

Progressive Web Applications (PWAs)

Google Tag Manager

Jia Weedon

Chief Technology Officer at selfmade

White Plains, New York, United States

Experience

selfmade

3 years 7 months

Chief Technology Officer

September 2022 - Present (11 months)

New York, United States

Technical Lead

January 2020 - September 2022 (2 years 9 months)

New York, United States

- Developed a responsive brand and e-commerce website
- Architected and developed a self-care digital tool (PWA)
- Devops work in creating and maintaining cloud infrastructure to support website and digital tool
- Integrate user behavior tracking with Facebook Pixel, Google Analytics with GTM, and HotJar
- Provide technical guidance around business operations; what is feasible, what third party services are available, cheaper or free alternatives

The Arena Group

Senior Software Engineer

May 2019 - June 2021 (2 years 2 months)

New York, United States

- Migrate, integrate, redesign, and scale legacy membership subscription stack
- Developed an authentication service that unifies login from users across Maven’s multiple products
- Designed and developed a multi-threaded process that ingests and interprets data from multiple third party providers
- Paywall implementation at different tiers: free, metered, exclusive for paid members
- Maintain and add new features to CMS platform
- Integrate, scale, and maintain new marketing workflows with third party providers

AudienceView
Full-stack Developer
August 2017 - May 2019 (1 year 10 months)
New York, United States

- Developed new features for the admin platform using full stack open source
Java technologies
- Full stack development of new features for the whitelabel Consumer Interface
in React w/ Redux and Java (RESTful API)
- Maintained and updated the existing codebase to help improve tech debt
- Continuous Integration with Jenkins
- Ideated creative engineering solutions and implemented new technologies
- Worked with UI/UX designers to implement visual features and provided
feedback on what is technically feasible and within scope of the project
- Negotiated feature sets with Product and UX to determine optimal solutions
based on system constraints

Itemize
Back End Developer
November 2016 - June 2017 (8 months)
New York, United States

- Designed and developed a multi-threaded email crawler that crawls and
filters email accounts for receipts while improving models to improve the
accuracy of emails being receipts
- Integrated various services (email crawler, AI) with existing RESTful API's
(C#)
- Liaised with Data Scientists to improve existing Machine Learning models for
other services
- Decompiled and rewrote legacy code (C#) to handle OCR documents
- Maintained existing C# code while rewriting services in Java

Jumbo Interactive Limited
Software Developer
May 2015 - June 2016 (1 year 2 months)
Brisbane, Queensland, Australia

- Major refactoring of account management system in PHP
- Worked with shareholders and gathered requirements to develop an end to
end identity verification service
- Implemented a web based email subscription system
- Full development of content management system

- Implemented xhgui and xhprof, a function-level hierarchical profiler for PHP within a docker container
- Continuous integration with Jenkins and PhantomJS
- Various bug fixes, module/unit testing, behavioral testing and development in an Agile environment

ATech
Software Developer
January 2015 - May 2015 (5 months)
Brisbane, Queensland, Australia

- Website development for clients
- Developed features and improvements for Megamon, Atech's in-house network monitoring virtual
appliance

Education

QUT (Queensland University of Technology)
Master of Science - MS, Computer Software Engineering · (2013 - 2014)

QUT (Queensland University of Technology)
Bachelor's degree, Business/Commerce, General · (2011)